03011512

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED S.E.C.
FEB 28 2003
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Sec File Number
8-52064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 **AND ENDING** 12/31/02.
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CASCADIA CAPITAL, LLC

OFFICIAL USE ONLY
101020
FIRM ID

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

403 COLUMBIA ST., SUITE 500
(No. and Street Address)

SEATTLE	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAMUEL HEMINGWAY	206-357-9107
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

701 PIKE ST	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I,____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADIA CAPITAL, LLC *as of* DECEMBER *31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as following:*

____

____

____

____
Signature

____
Title

____
Notary Public

*This report** contains (check all applicable boxes):*

- ☒ *(a) Facing page.*
- ☒ *(b) Statement of Financial Condition.*
- ☒ *(c) Statement of Income (Loss).*
- ☒ *(d) Statement of Changes in Financial Condition.*
- ☒ *(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.*
- ☐ *(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.*
- ☒ *(g) Computation of Net Capital*
- ☐ *(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.*
- ☐ *(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.*
- ☐ *(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ *(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.*
- ☒ *(l) An Oath or Affirmation.*
- ☐ *(m) A copy of the SIPC Supplemental Report.*
- ☐ *(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.*
- ☒ *(o) Report of Independent Certified Public Accountants on the Internal Control Structure.*

****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).**

Report Pursuant to Rule 17a-5(d) of the United States Securities and Exchange Commission and Report of Independent Certified Public Accountants

Cascadia Capital LLC

(f.k.a. Cascadia Capital Securities, LLC)

December 31, 2002 and 2001

CONTENTS

Grant Thornton

Accountants and Management Consultants

Report of Independent Certified Public Accountants

To the Member
Cascadia Capital, LLC (f.k.a. Cascadia Capital Securities, LLC)

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC (f.k.a. Cascadia Capital Securities, LLC and a wholly owned subsidiary of Cascadia Capital Holdings, LLC) as of December 31, 2002, and the related statement of earnings, and cash flows for the year ended December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Cascadia Capital, LLC (f.k.a. Cascadia Capital Securities, LLC) as of and for the year ended December 31, 2001, were audited by other auditors whose report dated February 27, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascadia Capital, LLC (f.k.a. Cascadia Capital Securities, LLC), as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Seattle, Washington
February 14, 2003

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Cascadia Capital, LLC
(f.k.a. Cascadia Capital Securities, LLC and
a wholly owned subsidiary of Cascadia Capital Holdings, LLC)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2002	2001
ASSETS		
Cash	$ 6,915	$ 50,661
Total assets	$ 6,915	$ 50,661

LIABILITIES AND MEMBER'S EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ -	$ 26,414
Accounts payable to Parent	195	7,489
Total liabilities	195	33,903
MEMBER'S EQUITY	6,720	16,758
Total liabilities and member's equity	$ 6,915	$ 50,661

The accompanying notes are an integral part of these statements.

Cascadia Capital, LLC
(f.k.a. Cascadia Capital Securities, LLC and
a wholly owned subsidiary of Cascadia Capital Holdings, LLC)

STATEMENTS OF EARNINGS

Years ended December 31,

	2002	2001
REVENUES		
Success fees	$ 1,118,125	$ 464,159
Consulting income	1,503,256	885,250
Interest income	-	60
Total revenues	2,621,381	1,349,469
EXPENSES		
Expense allocation from Parent	1,795,000	1,282,455
General and administrative	7,856	20,155
Professional fees	2,038	32,224
Regulatory fees	3,281	8,877
Total expenses	1,808,175	1,343,711
Net earnings	$ 813,206	$ 5,758

The accompanying notes are an integral part of these statements.

Cascadia Capital, LLC
(f.k.a. Cascadia Capital Securities, LLC and
a wholly owned subsidiary of Cascadia Capital Holdings, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Years ended December 31,

	Capital contributed	Receivable from parent	Accumulated (deficit) earnings	Total
Balance at January 1, 2001	$ 11,811	$ -	$ (811)	$ 11,000
Net earnings	-	-	5,758	5,758
Balance at December 31, 2001	11,811	-	4,947	16,758
Transfer of receivables to parent, net	-	(823,244)	-	(823,244)
Net earnings	-	-	813,206	813,206
Balance at December 31, 2002	$ 11,811	$ (823,244)	$ 818,153	$ 6,720

The accompanying notes are an integral part of this statement.

Cascadia Capital, LLC
(f.k.a. Cascadia Capital Securities, LLC and
a wholly owned subsidiary of Cascadia Capital Holdings, LLC)

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2002	2001
Cash flows from operating activities		
Net earnings	$ 813,206	$ 5,758
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities:		
Prepaid expense	-	5,000
Accounts payable	(26,414)	26,414
Accounts payable to Parent	(7,294)	2,278
Net cash provided by operating activities	779,498	39,450
Cash flows from financing activities		
Transfer of receivables to parent, net	(823,244)	-
Net cash used in financing activities	(823,244)	-
Net increase (decrease) in cash	(43,746)	39,450
Cash at beginning of year	50,661	11,211
Cash at end of the year	$ 6,915	$ 50,661

The accompanying notes are an integral part of these statements.

Cascadia Capital, LLC
(f.k.a. Cascadia Capital Securities, LLC and
a wholly owned subsidiary of Cascadia Capital Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cascadia Capital, LLC, formerly known as Cascadia Capital Securities, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC, formerly known as Cascadia Capital, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) for the principal purpose of acting as a broker-dealer and investment advisor focusing on companies in emerging growth industries in the states of Washington, Oregon, Idaho, Alaska, Montana, and Utah and the province of British Columbia. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Basis of Presentation

The Company's financial statements have been prepared in conformity with accountings principles generally accepted in the United States of America.

2. Revenue Recognition

Consulting income represents monthly fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned. Success fees include fees earned from providing introductory and advisory services to companies involved in financing activities. Success fees are recorded at the time the financing is completed, the income is fixed and determinable, and collectibility is reasonably assured. Interest income is recognized when earned.

3. Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of members, individually, and are not included in the accompanying financial statements.

4. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE B - RELATED-PARTY TRANSACTIONS

In December 2002 and 2001, the Company transferred its third-party accounts receivable of $258,871 and $170,750, less deferred revenues of $16,250 and $45,500, at their carrying value to its Parent, respectively.

The Company is charged for the operational expenses incurred by its Parent on behalf of the Company. These amounts totaled $1,795,000 and $1,282,455 during the years ended December 31, 2002 and 2001, of which $195 and $7,489 is payable to the Parent as of December 31, 2002 and 2001, respectively.

The receivable from the Parent totaling $823,244 is comprised of third-party accounts receivable and cash transferred less operational expenses incurred by the Parent. The receivable from Parent is netted against member's equity in the Statement of Changes in Member's Equity.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not be lower than one-fifteenth of aggregate indebtedness or $5,000. As of December 31, 2002, the Company had net capital of $6,720, which was $1,720 in excess of its required net capital of $5,000. Because the Company's aggregate indebtedness was zero, the ratio of aggregate indebtedness to net capital was not calculable as of December 31, 2002. At December 31, 2001, the Company had net capital of $16,758, which was $11,758 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.58 to 1.

SUPPLEMENTAL INFORMATION

Cascadia Capital, LLC
(f.k.a. Cascadia Capital Securities, LLC and
a wholly owned subsidiary of Cascadia Capital Holdings, LLC)

SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31,

	2002	2001
AGGREGATE INDEBTEDNESS		
Total liabilities	$ 195	$ 33,903
Less: Accounts payable to Parent	(195)	(7,489)
Aggregate indebtedness	$ -	$ 26,414
NET CAPITAL		
Member's equity	$ 6,720	$ 16,758
Adjustments to net capital pursuant to Rule 15c3-1	-	-
Net capital	$ 6,720	$ 16,758
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 1,720	$ 11,758
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$ 1,720	$ 11,758
Ratio of aggregate indebtedness to net capital	NA	1.58 to 1

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2002 and 2001 computed by Cascadia Capital, LLC (f.k.a. Cascadia Capital Securities, LLC) in its unaudited Form X-17a-5a, Part IIA, as filed with the National Association of Securities Dealers, Inc. on January 31, 2003 for the year ended December 31, 2002 and February 28, 2002 for the year ended December 31, 2001 does not differ materially from the above computation, which is based on information derived from its audited financial statements.

Cascadia Capital, LLC
(f.k.a. Cascadia Capital Securities, LLC and
a wholly owned subsidiary of Cascadia Capital Holdings, LLC)

SCHEDULE II STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

The Company is exempt from provisions of SEC Rule 15c3-3 under paragraph (k)(3) of the Rule by order of the Securities and Exchange Commission.

SUPPLEMENTARY REPORT

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Member
Cascadia Capital, LLC (f.k.a. Cascadia Capital Securities, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Cascadia Capital, LLC (f.k.a. Cascadia Capital Securities, LLC) (a wholly owned subsidiary of Cascadia Capital Holdings, LLC) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a.3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications) and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Seattle, Washington
February 14, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

701 Pike Street, Suite 1500
Seattle, WA 98101-2310
T (206) 623-1121
F (206) 623-9247
W www.grantthornton.com